

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2017

Langley Steinert
Chief Executive Officer
CarGurus, Inc.
2 Canal Park, 4th Floor
Cambridge, Massachusetts 02141

> **Re:** **CarGurus, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 22, 2017**
> **CIK No. 0001494259**

Dear Mr. Steinert:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Our Business, page 1

1. You state that your "selection of over 5.5 million car listings from more than 40,000 dealers is the largest of any major U.S. online automotive marketplace." Please substantiate this statement and disclose the date (or period) to which this information relates.

2. You disclose that, according to comScore, visitors returned to your site approximately "four and a half times per month" during the first quarter of 2017. Revise to provide this information for prior periods. Also, tell us how these results compare to engagement as determined by comparing your average monthly unique sessions to the average monthly unique users as disclosed on page 59.

Our Approach

Why Dealers Choose Us, page 4

3.   Revise to clarify how you define the 69 million average visits per month as disclosed here and tell us how this measure compares to the 62 million average monthly unique sessions as disclosed on page 59.

Our Growth Strategies, page 5

4.   To provide context to the size of your current dealer base, disclose the percentage of the 40,000 dealers that currently have listings on your platform.

5.   You state in a risk factor on page 17 that you allow dealers to list inventory anonymously. Disclose whether the anonymous listing of inventory by dealers impacts your ability to estimate the total number of dealers that use your platform. For example, discuss whether there are risks that one dealer could be counted more than once.

Our Status as a Controlled Company, page 7

6.   You state that you are currently evaluating whether to avail yourself of any of the corporate governance exemptions related to your status as a controlled company. Please update your disclosure prior to effectiveness to disclose whether you intend to rely on any such exemptions.

Risk Factors, page 17

7.   Please include appropriate risk factor disclosure regarding the conflicts of interest and required participation of a qualified independent underwriter as a result of Allen & Company, and its affiliates, beneficially owning more than ten percent of your preferred stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics

Monthly Sessions, page 59

8.   Please revise to clarify how you define "average" monthly unique sessions.

Average Annual Revenue per Subscribing Dealer (AARSD), page 59

9.   Tell us whether you track the rate at which you grow and retain larger subscribers. To the extent you track this information, tell us what consideration you gave to disclosing this in your registration statement.

Factors Affecting Our Performance, page 60

10.   We note your disclosures indicating that you seek to provide clean, uncluttered pages with a limit on the number of advertisements. Discuss any material impact of this strategy on your ability to grow advertising revenues or the extent to which this strategy might cap potential revenues.

11.   You state on page 94 that you have reached the vast majority of U.S. dealers. Please disclose any resulting material challenges to your growth strategies. For example, discuss any impact on your ability to further grow the size of your non-paying customer base, which you plan to convert to paying customers.

Components of Consolidated Statements of Operations, page 63

12.   We note your discussion on page 20 regarding the importance of obtaining data from third-party providers. Tell us the amount of third-party data costs for each period provided and where such costs are classified in your statement of operations.

Results of Operations

Three Months Ended March 31, 2016 Compared to Three Months Ended March 31, 2017

Revenue, page 67

13.   You attribute the growth in marketplace subscription revenue primarily to the growth in the number of paying dealers; however, it appears that other factors such as the Average Annual Revenue per Subscribing Dealer may also have impacted such revenue growth.   Please revise here and on page 72, to address all factors impacting fluctuations in revenue. Refer to Section III.D of Release No. 33-6835.

14.   Given that both the number and size of advertising campaigns have impacted your advertising revenue in the reported periods, please revise here and on page 72, to provide a discussion of the impact of pricing and/or volume on your advertising revenue trends. In this regard, disclosing the number of impressions delivered during the period as well as the average cost per thousand impressions could be helpful in understanding the impact of each on your advertising revenue trends. Refer to Section III.B.4 of Release No. 33-8350.

15.   Please clarify whether you sell subscription advertising separately to auto makers and others that would otherwise purchase cost per click advertising. If so, please revise to discuss that fact and whether there are any trends indicating a shift in purchases between cost per click advertising and subscription advertising.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2016

(Benefit from) Provision for Income Taxes, page 74

16.   Please disclose whether you expect the tax credits received in 2016 to continue to impact your effective tax rate or whether they were one time in nature. Refer to Section III.B.3 of Release No. 33-8350.

Critical Accounting Policies

Common Stock Valuations, page 84

17.   Please disclose the dates you performed valuations of your common stock for the purposes of determining the fair value of the shares underlying options and RSUs.

Business

Attractive Financial Model, page 95

18.   You state that a significant portion of your revenue is recurring due to the subscription nature of your products. Rather than referring to this portion as "significant," please quantify such amounts.

Executive Compensation

Summary Compensation Table, page 118

19.   We note from your statements on page 119 and the offer letters that Messrs. Trevisan and Zales are eligible to receive discretionary annual bonuses targeted at specified amounts, subject to company and individual performance. Refer to Question 119.02 of Regulation S-K Compliance and Disclosure Interpretations and provide your analysis as to whether the target bonus amounts for these individuals are paid pursuant to a non-equity incentive plan. If so, please revise the summary compensation table to reflect those amounts in the non-equity incentive plan column, as applicable. In addition, expand your disclosure to describe briefly the factors used to make bonus determinations. Refer to Item 402(o)(5) of Regulation S-K.

Executive Employment Arrangements, page 119

20.   Please file Mr. Steinert's offer letter as an exhibit to the registration statement, or advise.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

21.   Please revise to more fully describe your advertising subscription product when sold within a multiple element contract. Also, disclose how you estimate the stand-alone value of such subscriptions considering your disclosure that the display advertising you sell separately is based on a cost per thousand impressions and is not subscription based. Refer to ASC 605-25-50-2(e).

22.   Please disclose whether you have any minimum impression guarantees or other types of minimum guarantees in your contracts with your customers, for either advertising sold separately or within multiple element arrangements. Also, disclose how such guarantees, if applicable, affect your timing of revenue recognition.

23.   Please tell us, and disclose if applicable, whether you provide volume based or other types of incentives to your customers and if so, how you account for such incentives. Refer to ASC 605-50-25.

24.   Please tell us the amount of your sales credits for each period presented and consider providing a roll-forward of your sales allowance for the periods presented. Refer to Rule 12-09 of Regulation S-X.

Unaudited Pro Forma Net Income Per Share, page F-24

25.   The adjustment to reflect stock based compensation expense appears to be the amount to be recorded upon your IPO liquidity event. Please tell us how you determined this adjustment met the continuing impact criteria of Item 11-02(b)(6) of Regulation S-X. Alternatively, revise your calculations to remove this adjustment and include a discussion of its exclusion in the opening paragraph to the unaudited pro forma net income per share information.

Note 5. Convertible Preferred Stock and Stockholders' Equity

Preferred Stock, page F-32

26.   Please tell us whether you repurchased any common stock, stock options or restricted stock units from employees. If so, tell us, and revise to disclose, if material, how you considered the guidance in ASC 718-20-35-7. Also, tell us how you considered the price paid per share for repurchases in your determination of the fair value of your stock on the date of grant for your stock based compensation.

Other

27.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

      You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                    Sincerely,

                    /s/ Maryse Mills-Apenteng

                    Maryse Mills-Apenteng
                    Special Counsel
                    Office of Information Technologies and Services

cc: Gitte J. Blanchet, Esq.
       Morgan, Lewis & Bockius LLP